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ALLTEL
Technical Service
Customer Service
ALLTEL

2001 Annual Review

Revenues*
$ in millions



8
6
4
2
0
'96
'97
'98
'99
'00
'01

Basic Earnings Per Share*
dollars



3
2
1
0
'96
'97
'98
'99
'00
'01

Dividends
dollars



1.50
1.00
.50
0
'96
'97
'98
'99
'00
'01

Net Income*
$ in millions



1000
750
500
250
0
'96
'97
'98
'99
'00
'01

2001 Revenue Mix



Wireless 48%
Wireline 23%
Emerging businesses 6%
Information services 17%
Other 6%

Total Communications Customers
in millions



12
9
6
3
0
'96
'97
'98
'99
'00
'01

* From current businesses. Current businesses excludes merger and integration expenses and other charges and gain on disposal of assets.
Emerging businesses includes long-distance, local competitive access, Internet access and network management operations.
Other operations includes product distribution and publishing.

open

At ALLTEL, we like to say that all competition is local. Why? Because we believe that the biggest single influence on buying decisions is the impact we have on the day-to-day lives of our customers and their communities.

In the markets we serve, one of the strongest testaments to this belief is the local ALLTEL retail store. Here, in a single location, we bring together many of the key components that make up the ALLTEL customer experience: an open, accessible design; an industry-leading range of products and services; friendly, knowledgeable and expertly trained sales and service people; value-enhancing promotional offers; and efficient provisioning, billing and customer care systems. In short, we offer a total, integrated operation designed to provide outstanding service and maximize value for customers and shareholders alike.

To celebrate these qualities of service and value, we have chosen to present our 2001 Annual Review from a retail perspective – not because retail is the whole ALLTEL story, or even half of it. But with nearly 1,000 retail sites in 24 states, it is hard to imagine a clearer, more tangible demonstration of what makes us different – and what, for yet another year, has made us one of the most successful businesses in our industry.

Financial Highlights

For the years ended December 31,

(Millions, except per share amounts, customers in thousands)

	2001	2000	Increase (Decrease) Amount	%	1999
FROM CURRENT BUSINESSES:					
Revenues and sales:					
Wireless	$ 3,832.0	$ 3,536.6	$ 295.4	8	$ 3,033.6
Wireline	1,813.3	1,757.5	55.8	3	1,677.5
Emerging businesses	461.5	382.6	78.9	21	270.2
Total communications	6,106.8	5,676.7	430.1	8	4,981.3
Information services	1,322.9	1,279.9	43.0	3	1,245.5
Other operations	513.9	634.2	(120.3)	(19)	579.8
Total business segments	7,943.6	7,590.8	352.8	5	6,806.6
Less: intercompany eliminations	344.7	325.4	19.3	6	224.0
Total revenues and sales	$ 7,598.9	$ 7,265.4	$ 333.5	5	$ 6,582.6
EBITDA:					
Wireless	$ 1,391.4	$ 1,304.1	$ 87.3	7	$ 1,208.0
Wireline	1,091.6	1,024.5	67.1	7	942.8
Emerging businesses	79.8	23.2	56.6	244	9.9
Total communications	2,562.8	2,351.8	211.0	9	2,160.7
Information services	355.1	339.1	16.0	5	319.4
Other operations	27.1	23.8	3.3	14	22.8
Total business segments	2,945.0	2,714.7	230.3	8	2,502.9
Less: corporate expenses	20.4	21.9	(1.5)	(7)	25.1
Total EBITDA	$ 2,924.6	$ 2,692.8	$ 231.8	9	$ 2,477.8
Operating income (loss):					
Wireless	$ 818.6	$ 860.2	$ (41.6)	(5)	$ 848.2
Wireline	723.3	679.3	44.0	6	619.1
Emerging businesses	38.3	(4.9)	43.2	882	(9.0)
Total communications	1,580.2	1,534.6	45.6	3	1,458.3
Information services	190.5	185.0	5.5	3	175.3
Other operations	24.0	22.1	1.9	9	21.6
Total business segments	1,794.7	1,741.7	53.0	3	1,655.2
Less: corporate expenses	37.8	37.3	0.5	1	39.6
Total operating income	$ 1,756.9	$ 1,704.4	$ 52.5	3	$ 1,615.6
Net income	$ 889.6	$ 863.1	$ 26.5	3	$ 822.5
Basic earnings per share	$2.86	$2.74	$.12	4	$2.63
Diluted earnings per share	$2.84	$2.72	$.12	4	$2.59
AS REPORTED:					
Revenues and sales	$ 7,598.9	$ 7,253.9	$ 345.0	5	$ 6,582.6
Operating income	$ 1,664.7	$ 1,667.5	$ (2.8)	—	$ 1,525.1
Net income	$ 1,067.0	$ 1,928.8	$(861.8)	(45)	$ 783.6
Basic earnings per share	$3.42	$6.13	($2.71)	(44)	$2.50
Diluted earnings per share	$3.40	$6.08	($2.68)	(44)	$2.47
EBITDA	$ 2,832.4	$ 2,655.9	$ 176.5	7	$ 2,387.3
Weighted average common shares:					
Basic	311.4	314.4	(3.0)	(1)	312.8
Diluted	313.5	317.2	(3.7)	(1)	316.8
Annual dividend per common share	$1.36	$1.32	$.04	3	$1.28
CAPITAL EXPENDITURES	$ 1,231.9	$ 1,164.7	$ 67.2	6	$ 1,006.5
AT YEAR END:					
Total assets	$12,609.0	$12,182.0	$ 427.0	4	$10,774.2
Wireless customers	6,683.0	6,241.6	441.4	7	5,018.6
Wireline customers	2,612.3	2,572.3	40.0	2	2,433.1
Long-distance customers	1,265.7	1,119.0	146.7	13	894.2

Current businesses excludes merger and integration expenses and other charges and gain on disposal of assets.
Emerging businesses includes long-distance, local competitive access, Internet access and network management operations.
Other operations includes product distribution and publishing.
EBITDA represents earnings before interest, taxes, depreciation and amortization.

letter to stockholders



This is my last letter to stockholders as Chief Executive Officer. After 43 years with ALLTEL, it is time for me to retire from this position. I have accepted the Board's invitation to continue as Chairman and support their decision to elect Scott Ford as Chief Executive Officer, effective July 1, 2002. Given the strength of the Company's performance, the robustness of its strategy and the scale of the opportunities that lie ahead, these changes could not come at a better time for ALLTEL and its stockholders.

For my final Annual Review, I am pleased to report that revenues and earnings per share from current businesses in 2001 were up 5 percent and 4 percent from the previous year at $7.6 billion and $2.86, respectively. Revenues in our Communications business were up 8 percent to $6.1 billion, with operating cash flow rising 9 percent to $2.6 billion. From Information Services, we saw growth of 3 percent in revenues to $1.3 billion and 5 percent in cash flow to $355 million. The Board approved a dividend increase for the 41st consecutive year, raising the indicated annual rate by 3 percent to $1.36 per common share.

Looking back on my time at ALLTEL, I cannot help but reflect on the many changes the Company and the industry have seen. In 1960, shortly after I began my career with Allied Telephone Co., there were about 3,300 independent local exchange carriers, one long-distance company, no wireless services to speak of, no personal computers and, of course, no Internet. Today, after four decades of financial, technological and regulatory change, there are just over 2,000 local phone companies, 900 long-distance companies and 850 wireless service providers. There is also a PC on every desk and in every other home, and 180 million people in the United States for whom the Web is part of everyday life.

ALLTEL has ridden these waves of change by having the right people in the right place at the right time and by playing to strengths that have hardly changed at all: our preeminence as a rural communications provider; our value-creating combination of conservative management principles and calculated risk-taking; and our people-to-people business values of honesty, integrity and respect. As our industry continues to consolidate, and as technological and regulatory issues continue to present new challenges, these core strengths must find new expression in an aggressive, talented and energetic management team, so that ALLTEL can continue to deliver outstanding value to stockholders, customers and employees alike.

In parting, I want to thank everyone at ALLTEL with whom I have had the privilege to work, our millions of customers for letting us serve them, and especially you, our stockholders, for your support and belief in us as you invested in the Company. It has been an honor to be a part of ALLTEL.

Joe T. Ford
Chairman and Chief Executive Officer
January 24, 2002

message from the president



ALLTEL's approach to doing business has always focused on value creation, customer service and growth. Over the last four years, our task has been to align that approach with the realities of a changing marketplace, first by strengthening our management team; and, second, by adopting a simple, two-part business strategy that forges strong local access relationships with the widest possible customer base and then increases the value of those relationships by offering additional products and services to those customers.

Since 1998, ALLTEL has aggressively executed the customer acquisition part of its strategy through a series of transactions with a total value of more than $12 billion. The merger with 360° Communications in 1998, itself worth more than $6 billion, nearly doubled our communications customer base to 5.6 million. In 1999, the acquisitions of Aliant Communications, Standard Telephone, Liberty Cellular, Durango Cellular and other smaller markets added another million. In 2000, we topped the 10 million customer mark with the 13-state Verizon property swap, and by July 2002, when we expect to finalize our announced acquisition of Verizon's telephone properties in Kentucky, this customer count will have risen by another 600,000.

Delivery of the value-added elements of our strategy has been equally aggressive. We were the first in our industry to converge wireless and wireline operations; among the first to deliver multiple service charges on a single bill; and a market leader in delivering fully integrated bundled service to thousands of customers. During the same period, our long-distance and Internet customer bases have grown to 1.3 million and 200,000, respectively.

In 2001, ALLTEL took several significant steps to build on this momentum and further align our core strengths with emerging market opportunities. In our Communications business, wireless service moved from a wholesale to a retail pricing model, making ALLTEL the only regional communications company to offer profitable nationwide calling plans without roaming or long-distance charges. Combined with a $614 million investment in state-of-the-art CDMA technology for our own wireless network infrastructure, it also put us in a favorable position to create customer and shareholder value from the upcoming regulatory changes in the allocation of radio spectrum.

Also on the Communications side, we completed major structural changes designed to increase customer satisfaction without sacrificing profitability. Although we faced some difficult decisions regarding the size of our workforce, the resulting three-region organization is leaner, fitter and more attentive to the people we are in business to serve — our customers. We made great strides in improving our communications operations with more digital switches, fewer blocked and dropped calls, better customer satisfaction statistics, more customers on higher-revenue wireless rate plans and new services that provide customers more options for how they use their phones.

In the Information Services business, we continued to focus on delivering strong returns on invested capital and leveraging the group's expertise to reduce the number of billing and customer care platforms used to serve our wireless customer base from seven at the beginning of 2001 to four at year-end. Today, more than 90 percent of our wireless customers are served on our two preferred systems, and all of our wireline customers are served on a single system. In Financial Services, we made strong progress in a very challenging market with new business wins at such strategic partners as Ford Financial, Thai Military Bank PCL, Rabobank International and Dresdner Bank AG.

Value creation, customer service and growth: these priorities continue to be ALLTEL's primary drivers and are the measures by which the Company, our management team and all our employees must be judged. After another successful year, it seems appropriate to honor our employees in this document, and to give special recognition to those who deal directly with our customers. Even when the going gets tough, I know how well we can perform both on the front line and behind the scenes. As I prepare for my new role as chief executive officer, I am more optimistic than ever about what we can achieve as our industry enters its next phase of consolidation and growth.

Scott T. Ford
President and Chief Operating Officer


ALLTEL COMMUNICATIONS
Total Freedom
2-Way Messaging
boomerang
$29.95

No barriers:

Wherever they go shopping, customers like Rodney Peel expect comfortable surroundings and friendly service. And for ALLTEL's Ann Ancog, our new, open sales environment makes it easier to determine her customers' needs and deliver solutions that fit.

open door

Step into any ALLTEL retail store and you'll soon feel right at home. The way it looks tells you right away that your comfort is our priority. The way it works allows us to do business in any way you choose. Even the way we greet you says loud and clear that whatever you're here for and however often you call, we'll always be glad you came.

Making customers feel welcome might sound easy, but experience with many retailers will tell you that it isn't. To make our stores work the way we wanted, we had to update old furniture and old ideas and remove all the barriers of traditional retail design.

Instead of a single central sales counter, we installed multiple one-on-one selling stations. Instead of a single point of contact for service, we added a range of fast track and self-serve options for bill payment, phone repair and service and other clearly identified customer needs. Most importantly, we retrained every sales team as a service team, encouraging them to listen rather than talk and refocusing efforts from promoting products to providing personal communications solutions.

Backed by some of the industry's most advanced online services and support tools, ALLTEL stores are now open for every kind of business and for every kind of retail customer. Whether we're quiet or busy, we'll always take the time to say a personal hello. Whether it's your first visit or your twenty-first, we'll always offer the widest possible choices. And whether you're a communications novice or a communications expert, we'll do all we can to ensure you get what you came for.

open channels

With a new advertising program asking "Are You Connected?", ALLTEL's marketing campaign underlines our commitment not only to delivering the right communications solutions for individual lifestyles but also to forging the right connections between our Company and individual customers. In ALLTEL stores, and through other service channels including the telephone and Internet, these two strands of our brand positioning are closely intertwined.

The equation is simple: by getting closer to our customers and making it easy for them to interact with us in the manner that feels most comfortable, we can match our capabilities more accurately with their individual needs. To help make this happen, our salespeople are rewarded not only on what customers purchase but on what they keep – so it is in everyone's interest to find the right solution.

This is why 2001 saw such an explosion in our Total, Regional and Local Freedom wireless calling plans. It is why so many young people bought our Boomerang product for unlimited local wireless calls at a competitive, fixed rate and signed up for First Fan Buzz to have scores, ticket information and headlines from their favorite college teams sent directly to their phones and pagers. It explains why so many families purchased extra peace of mind from our personal emergency services, Mr. Rescue and Travel Safety Plus. And it is the reason that Caller ID and our Complete Package of advanced phone services so dramatically increased their acceptance in customers' busy lives.

In each case, it was not just a matter of working harder on the products we wanted to sell, but making it easier for our customers to identify the products they wanted to buy.


Technic
ALLTEL
Total Freedom
$29.95

Whatever you want:

Nineteen-year-old Wes McAfee moves with the college crowd and looks to ALLTEL for help in managing his hectic lifestyle. Sales and Service Representative Dylesha Dillahunty explains the benefits of Boomerang, our prepaid wireless product that offers unlimited local calls.


ALLTEL
Technical Service
Customer Service
Bill
Payment
Station
ALLTEL

A helping hand:

Depending on individual customer needs, ALLTEL stores offer a wide range of automated and face-to-face service options. After reprogramming their phone, technician Steve Hines advises Anita Fiser and Henry Thomas on the simplest way to get back in touch.

open all hours

As we continue to develop and integrate our state-of-the-art provisioning, billing and customer care systems, we are making it easier for our customers to do business with ALLTEL at any time of day or night. With our most recent enhancements — mostly provided by ALLTEL's own in-house expertise — we can now provision multiple services such as Web-Unwired and Digital Advisor in a single, rapid transaction. Similarly, we now offer a fast, over-the-counter exchange program for wireless handsets under warranty. There are no forms to fill out and no long waits: you just walk in with the phone that doesn't work and walk out with a new one programmed with the same number and ready to go.

And it's just as easy to pay your bill. In certain ALLTEL stores, everything can be settled with a single scan of a barcode, or a short session at one of our new ATM-style, self-serve terminals. You can also save time by using our 24-hour Interactive Voice Response phone service, our e-Pay online bill viewing and payment system, or, of course, autodebit and the traditional check in the mail.

With the strength, reach and flexibility of our evolving operations systems, ALLTEL is better positioned than ever to take advantage of emerging opportunities. In existing markets, we can more easily utilize new channels such as e-commerce and "phone in a box" sales at third-party retailers. And, in markets gained through mergers and acquisitions, we can more efficiently utilize systems and data to make new customer transitions more transparent.

Ultimately, when system integration is complete, we will be able to track all customer transactions universally and use them to build better long-term relationships.

open country

In the United States, only a small number of wireless operators offer rate plans that allow customers to make or receive calls anytime, anywhere in the country, free of all long-distance or roaming charges. Of these, very few can do it profitably — and thanks to a unique industry agreement that began in 2000 and was further enhanced in 2001, ALLTEL is one of them.

Total Freedom, our umbrella brand for a range of nationwide calling plans, is the result of the groundbreaking property swap and wireless roaming deals completed by ALLTEL and Verizon in 2000. Under terms of the 10-year agreement, 2001 marked the final reduction in our pricing structure that combines high profitability with some of the most competitive rates in the industry. Supported by an aggressive marketing and sales program, Total Freedom and Regional Freedom accounted for more than 50 percent of our net wireless customer additions during the year, with each customer generating up to two times the average access revenue of our other wireless plans.

To meet individual user needs, we supplemented our Total Freedom offer with Family Freedom, which allows the sharing of available package minutes, and offered a choice of wireless data products such as Web-Unwired and Digital Advisor. We also launched our highly successful nationwide 2-Way Messaging service, enabling customers to send and receive text messages and e-mail using a customized wireless personal communicator. Easier and more convenient than plugging in, powering up and logging on with a conventional laptop PC and wireless handset, ALLTEL's 2-Way Messaging makes it simple and inexpensive to keep in touch with family, friends or the office from anywhere, at any time.


ALLTEL COMMUNICATIONS
enhance the ways
ACCESSORIES
you communicate
Total Freedom

Anywhere, anytime:

For sales executive Matt Deuschle, keeping in constant touch with customers across the country is a fact of business life. ALLTEL's Prentice O'Guinn explains that with full national coverage and no roaming or long-distance fees, Total Freedom is the ideal calling plan.


ACCESSORIES
ACCESSORIES
in touch with tomorrow's
communications needs
ALLTEL
WIN
A TRIP FOR 2 TO
THE SEC MEN'S
BASKETBALL
TOURNAMENT!

Good neighbors:

In the communities we serve, ALLTEL is more than just a communications company. ALLTEL's Stacy Lindsey shows Kristen and Ryan Allen how a wireless phone can simplify a busy young family's life.

open borders

When our Kentucky access line acquisition agreement with Verizon is completed later this year, another 600,000 people will benefit from having ALLTEL as their local communications company. Additional features, including an option to bundle long-distance and local telephone service, are just some of the many advantages awaiting these new customers.

But as with all our acquisitions, our goal is not only to become a good communications provider but also to be a good neighbor, because, ultimately, only a good neighbor has the staying power to deliver the long-term value our customers and shareholders demand. To achieve our vision of "helping improve the quality of life in the communities we serve," our community relations activities focus on education, arts and culture, and health and human services. For example, we donated phones and airtime to the inner city Giddings Elementary School in Cleveland, Ohio, as part of the nationwide ClassLink program and worked with the Sheriff's Office volunteer organization in Citrus County, Fla., to improve community safety. Through these and other initiatives, we encourage every ALLTEL employee to do something that makes a real difference in someone's life and gives real meaning to the ALLTEL brand.

And it works. Although ALLTEL provides communications services in 24 states and information services in more than 50 countries around the world, most of our 10 million-plus customers see us as a local company with local interests and local concerns. Coupled with our proven track record of delivering real customer value, this unique brand equity plays a vital role in giving ALLTEL the competitive edge.

Directors

John R. Belk (3,4)
President of Finance, Systems and Operations,
Belk, Inc., Charlotte, North Carolina

Joe T. Ford (1)
Chairman and Chief Executive Officer
of the Company

Scott T. Ford
President and Chief Operating Officer
of the Company

Dennis E. Foster (1)
Former Vice Chairman of the Company,
Lexington, Kentucky

Lawrence L. Gellerstedt III (2,4)
President and Chief Operating Officer,
The Integral Group, Atlanta, Georgia

Charles H. Goodman (1,3,5)
Vice President, Henry Crown and Company,
Chicago, Illinois

Emon A. Mahony Jr. (1,5)
Chairman of the Board,
Arkansas Oklahoma Gas Corporation,
Fort Smith, Arkansas

John P. McConnell (2,4)
Chairman and Chief Executive Officer,
Worthington Industries, Inc., Columbus, Ohio

Josie C. Natori (2)
Chief Executive Officer, The Natori Company,
New York, New York

Gregory W. Penske (4)
President, Penske Automotive Group, Inc.,
El Monte, California

Frank E. Reed (3,5)
Former Non-Management Chairman of the Board,
360° Communications Company,
Philadelphia, Pennsylvania

Fred W. Smith (3)
Chairman of the Board of Trustees,
Donald W. Reynolds Foundation,
Las Vegas, Nevada

Warren A. Stephens
President and Chief Executive Officer,
Stephens Inc., Little Rock, Arkansas

Ronald Townsend (2,5)
Communications Consultant,
Jacksonville, Florida

1 Executive Committee
2 Governance Committee
3 Audit Committee
4 Compensation Committee
5 Pension Trust Investment Committee

Officers

Joe T. Ford
Chairman and Chief Executive Officer

Scott T. Ford
President and Chief Operating Officer

Kevin L. Beebe
Group President-Communications

Michael T. Flynn
Group President-Communications

Jeffrey H. Fox
Group President-Information Services

Francis X. Frantz
Executive Vice President-External Affairs,
General Counsel and Secretary

Jeffery R. Gardner
Senior Vice President-Chief Financial Officer

John S. Haley
Senior Vice President-Chief Technology Officer

Keith A. Kostuch
Senior Vice President-Strategic Planning

Frank A. O'Mara
Vice President-Human Resources

David A. Gatewood
Controller

Scott H. Settelmyer
Treasurer

Investor Information

Corporate Headquarters
ALLTEL Corporation
One Allied Drive
Little Rock, Arkansas 72202
www.alltel.com

Annual Meeting
The Annual Meeting of ALLTEL Corporation stockholders will be held at 11 a.m. (CDT) on Thursday, April 25, 2002, at ALLTEL Arena, Washington Street box office entrance, North Little Rock, Arkansas.

Investor Relations
Information requests from investors, security analysts and other members of the investment community should be addressed to:

Investor Relations Department
ALLTEL Corporation
One Allied Drive
Little Rock, Arkansas 72202
toll-free 877.4.INFO.AT (877.446.3628)
fax 501.905.5444

Toll-free Investor Information Line
Call 877.4.INFO.AT (877.446.3628) for an automatic connection to ALLTEL's investor relations and shareholder services departments, recent news releases, stock quotes and answers to frequently asked questions.

Common Stock Price and Dividend Information
Ticker Symbol AT
Newspaper Listing ALLTEL

Market Price

Year	Qtr.	High	Low	Close	Dividend Declared
2001	4th	65.15	56.90	61.73	$ .340
	3rd	65.15	54.57	57.95	$ .330
	2nd	61.30	50.01	61.26	$ .330
	1st	68.69	49.43	52.46	$ .330
2000	4th	65.63	50.50	62.44	$ .330
	3rd	64.94	47.75	52.19	$ .320
	2nd	70.44	59.06	61.94	$ .320
	1st	82.38	55.88	63.06	$ .320

The common stock is listed and traded on the New York and Pacific stock exchanges. The above table reflects the range of high, low and closing prices as reported by Dow Jones & Company, Inc.

Annual Report and Form 10-K Requests
The 2001 Annual Report and the Form 10-K Annual Report filed with the Securities and Exchange Commission are available electronically from the Company's Web site at www.alltel.com.

For the latest news about ALLTEL, visit our Web site at www.alltel.com.
Stock quotes, charts graphing ALLTEL's stock trading activity, financial reports and SEC filings, recent news releases and company presentations are available on our Web site at www.alltel.com/investor.

Registered stockholders may also access their stock account by clicking on shareholder services at www.alltel.com/investor.


Omaha
Springfield
Little Rock
Cleveland
Lexington
Richmond
Raleigh
Charlotte
Savannah
Mobile
Tallahassee
Jacksonville
New Orleans
Tampa
Wireless
Wireline
Future wireline
National calling plans covering all 50 states
CLEC
Fiber

anytime, anywhere



Albuquerque
Phoenix